Exhibit (a)(5)(I)

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

CHARLES WILLIAMS,
Civil Action No.
Plaintiff,
COMPLAINT FOR VIOLATIONS OF THE
v.
PREVAIL THERAPEUTICS INC., ASA	SECURITIES EXCHANGE ACT
ABELIOVICH, TIMOTHY ADAMS,	OF 1934
WILLIAM H. CARSON, CARL GORDON,
FRANCOIS NADER, RAN NUSSBAUM,
MORGAN SHENG, PETER THOMPSON,
TYTO ACQUISITION CORPORATION, and	JURY TRIAL DEMAND
ELI LILLY AND COMPANY,

Defendants,

Plaintiff Charles Williams (“Plaintiff”) alleges the following upon information and belief, including investigation of counsel and review of publicly available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. Plaintiff brings this action against Prevail Therapeutics Inc. (“Prevail” or the “Company”) against Prevail and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Section 14(e) and 20(a) of the Securities Exchange Act of 1934, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14d-9, 17 C.F.R. 240.14d-9, arising out of the Board’s attempt to sell the Company to Eli Lilly and Company through its wholly-owned subsidiary Tyto Acquisition Corporation (collectively “Eli Lilly”).

2. Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading solicitation statement (the “14D-9”) to be filed with the Securities and Exchange Commission (“SEC”) on December 22, 2020. The 14D-9

recommends that Prevail stockholders tender their shares in favor of a proposed transaction (the “Proposed Transaction”) whereby Prevail is acquired by Eli Lilly. The Proposed Transaction was first disclosed on December 15, 2020, when Prevail and Eli Lilly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Eli Lilly will acquire all of the outstanding shares of common stock of Prevail for $22.50 per share and a contingent value right up to $4.00 in cash (the “Merger Consideration”). The deal is valued at up to $1.040 billion and is expected to close in the first quarter of 2021.

3. The 14D-9 is materially incomplete and contains misleading representations and information in violation of Sections 14(e) and 20(a) of the Exchange Act. Specifically, the 14D-9 contains materially incomplete and misleading information concerning the sales process, financial projections prepared by Prevail management, as well as the financial analyses conducted by Centerview Partners LLC (“Centerview”), Prevail’s financial advisor.

4. For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction, including filing any amendment to the 14D-9, unless and until the material information discussed below is included in any such amendment or otherwise disseminated to Prevail’s stockholders. In the event the Proposed Transaction is consummated without the material omissions referenced below being remedied, Plaintiff seeks to recover damages resulting from the Defendants’ violations.

PARTIES

5. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Prevail.

6. Defendant Prevail is a corporation organized and existing under the laws of the State of Delaware. The Company’s principal executive offices are located at 430 East 29th Street, Suite 1520, New York, New York 10016. Prevail common stock trades on NASDAQ under the ticker symbol “PRVL.”

7. Defendant Asa Abeliovich has been CEO and a director of the Company since 2017.

8. Defendant Timothy Adams has been a director of the Company since 2019.

9. Defendant William H. Carson has been a director of the Company since September 9, 2020.

10. Defendant Carl Gordon has been a director of the Company since 2017.

11. Defendant Francois Nader has been a director of the Company since 2019.

12. Defendant Ran Nussbaum has been a director of the Company since 2018.

13. Defendant Morgan Sheng has been a director of the Company since 2019.

14. Defendant Peter Thompson has been a director of the Company since 2017.

15. Defendants Abeliovich, Adams, Gordon, Nader, Nussbaum, Sheng and Thompson are collectively referred to herein as the “Board.”

16. Defendant Eli Lilly and Company is an Indiana Corporation with its principal executive offices located at Lilly Corporate Center, Indianapolis, Indiana 46285. Eli Lilly and Company common stock trades on NYSE under the ticker symbol LLY.

17. Defendant Tyto Acquisition Corporation is a Delaware corporation and is a wholly owned subsidiary of Eli Lilly and Company.

JURISDICTION AND VENUE

18. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(e) and 20(a) of the Exchange Act.

19. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

20. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) a significant amount of the conduct at issue took place and had an effect in this District; and (ii) Prevail’s principal executive offices are located in this District.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Background of the Company and the Proposed Transaction

21. Prevail focuses on gene therapy, specifically gene therapies that target neurodegenerative diseases. Prevail’s lead program is to treat Parkinson’s disease and neuronopathic Gaucher disease. The Company is also developing gene therapies to treat frontotemporal dementia and synucleinopathies.

22. On December 14, 2020, the Company entered into the Merger Agreement with Eli Lilly.

23. According to the press release issued on December 15, 2020 announcing the Proposed Transaction:

Lilly Announces Agreement to Acquire Prevail Therapeutics

Acquisition will establish a gene therapy program at Lilly, anchored by Prevail’s portfolio of neuroscience assets, and will broaden Lilly’s commitment to use novel modalities to attempt to address otherwise fatal genetic forms of neurodegenerative disease

INDIANAPOLIS, IN and NEW YORK, NY – Eli Lilly and Company (NYSE: LLY) and Prevail Therapeutics Inc. (NASDAQ: PRVL) today announced a definitive agreement for Lilly to acquire Prevail for $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (or an aggregate of approximately $160 million), for a total consideration of up to $26.50 per share in cash (or an aggregate of approximately $1.040 billion). The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline as set forth in more detail below. Prevail is a biotechnology company developing potentially disease-modifying AAV9-based gene therapies for patients with neurodegenerative diseases.

The acquisition will establish a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets. Prevail’s lead gene therapies in clinical development are PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD) and PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN). Prevail’s preclinical pipeline includes PR004 for patients with specific synucleinopathies, as well as potential gene therapies for Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and other neurodegenerative disorders.

“Gene therapy is a promising approach with the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly. “The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets. We look forward to completing the proposed acquisition and working with Prevail to advance their groundbreaking work through clinical development.” “Lilly is an established leader in neuroscience drug development and commercialization who shares our commitment to patients with neurodegenerative diseases, and I’m excited for Prevail to join the Lilly family,” said Asa Abeliovich, M.D., Ph.D., founder and chief executive officer of Prevail. “I’m incredibly proud of the Prevail team, who have made great progress advancing our pipeline of gene therapy programs for patients with these devastating disorders. In just over three years, Prevail has advanced two first-in-class gene therapy programs into clinical development for PD-GBA, nGD, and FTD-GRN, established two manufacturing platforms, and developed a broad pipeline with great potential to impact patients in need of disease-modifying treatment options. With its global scale and resources, Lilly will be the ideal organization to maximize the potential of our pipeline and accelerate our ability to bring these therapies to as many patients as possible. We look forward to working together to advance our shared mission.”

Under the terms of the agreement, Lilly will commence a tender offer to acquire all outstanding shares of Prevail Therapeutics Inc. for a purchase price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradeable CVR. The CVR entitles Prevail stockholders to up to an additional $4.00 per share in cash (or an aggregate of approximately $160 million) payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and is expected to close in the first quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Prevail’s common stock. Following the successful closing of the tender offer, Lilly will acquire any shares of Prevail that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 117 percent to the 60-day volume-weighted average trading price of Prevail’s common stock ended on December 14, 2020, the last trading day before the announcement of the transaction. Prevail’s Board of Directors unanimously recommends that Prevail’s stockholders tender their shares in the tender offer. Additionally, certain Prevail stockholders, beneficially owning approximately 51 percent of Prevail’s outstanding common stock, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Upon closing, the impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change required to Lilly’s 2021 financial guidance being issued today for research and development expense or non-GAAP earnings per share as a result of this transaction.

For Lilly, Lazard is acting as sole financial advisor and Weil, Gotshal & Manges LLP is acting as legal counsel. For Prevail, Centerview Partners LLC is acting as sole financial advisor, Ropes & Gray LLP is acting as legal counsel, and Cooley LLP also provided legal counsel.

Prevail Therapeutics Pipeline

•

PR001 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD), delivered by intra-cisterna magna injection. The PROPEL trial, a Phase 1/2 clinical trial of PR001 for the treatment of PD-GBA patients, is ongoing. The PROVIDE trial, a Phase 1/2 clinical trial of PR001 for the treatment of Type 2 Gaucher disease patients, is now recruiting. The U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for PR001 for the treatment of PD-GBA and for the treatment of nGD. It has also granted Orphan Drug Designation for PR001 for the treatment of Gaucher disease, and Rare Pediatric Disease Designation for the treatment of nGD.

•

PR006 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with frontotemporal dementia with GRN mutations (FTD-GRN), also delivered by intra-cisterna magna injection. The PROCLAIM trial, a Phase 1/2 clinical trial of PR006 for the treatment of FTD-GRN patients, is currently ongoing and the first patient was dosed in December 2020. The FDA and the European Commission have granted orphan designation for PR006 for the treatment of FTD, and the FDA has granted Fast Track Designation for PR006 for FTD-GRN.

•

PR004 is a gene therapy in preclinical development for patients with certain synucleinopathies. PR004 utilizes an AAV9 vector to deliver the GBA1 gene, which encodes glucocerebrosidase (GCase), and a molecule that suppresses expression of α-Synuclein.

•

Prevail is developing a broad pipeline of additional AAV gene therapies for the treatment of Alzheimer’s disease, ALS, Parkinson’s disease, and other neurodegenerative disorders. Preclinical development of these potential therapies is currently ongoing.

B.	The Materially Incomplete and Misleading 14D-9

24. The Individual Defendants must disclose all material information regarding the Proposed Transaction to Plaintiff and the other Prevail stockholders so that they can make a fully informed decision whether to tender their shares in favor of the Proposed Transaction.

25. On December 22, 2020, Defendants filed the 14D-9 with the SEC. The purpose of the 14D-9 is, inter alia, to provide the Company’s stockholders with all material information necessary for them to make an informed decision on whether to tender their shares in favor of the Proposed Transaction. However, significant and material facts were not provided to Plaintiff and the other Prevail stockholders. Without such information, Plaintiff and the Prevail stockholders cannot make a fully informed decision concerning whether to tender their shares in favor of the Proposed Transaction.

Materially Misleading Statements/Omissions Regarding the Management-Prepared Financial Forecasts

26. The 14D-9 discloses management-prepared financial projections for the Company which are materially misleading. The 14D-9 indicates that in connection with the rendering of Centerview’s fairness opinion, Centerview reviewed “certain internal financial information relating to the business, operations, earnings, cash flow, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company . . . .” Accordingly, the 14D-9 should have, but failed to, provide certain information in the projections that Prevail’s management provided to the Board and Centerview.

27. Notably, Defendants failed to disclose all line items used to calculate EBIT, non-cash compensation, and net income. This omitted information is necessary for Plaintiff and the Prevail stockholders to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

Materially Incomplete and Misleading Disclosures Concerning Centerview’s Financial Analyses

28. With respect to the Selected Public Company Analysis, the 14D-9 fails to disclose the objective selection criteria for each company. The 14D-9 also fails to disclose the basis for selecting a range of Enterprise Values of $350 million to $600 million, given that the Enterprise Values of half of the selected companies are above $600 million.

29. With respect to the Selected Precedent Transactions Analysis, the 14D-9 fails to disclose the objective selection criteria for each transaction.

30. With respect to the Discounted Cash Flow Analysis, the 14D-9 fails to disclose the inputs and assumptions underlying the selected discount rates ranging from 12.5% to 14.5%, and a 20% decline of free cash flows year over year. The 14D-9 further fails to disclose the present value of the estimated costs of a $400 million equity raise in 2022, a $350 million equity raise in 2024, and a $300 million equity raise in 2025. In addition, the 14D-9 fails to disclose the implied terminal value of the Company, as well as the fully diluted shares outstanding used in the analysis.

Materially Incomplete and Misleading Disclosures Concerning the Flawed Process

31. The 14D-9 also fails to disclose material information concerning the sales process. For example, the Company entered into confidentiality agreements with 17 parties “[b]eginning in June 2018.” The 14D-9 does not state the end date of that time period and whether any of these 17 parties were involved in the process through 2020.

32. The Company was engaged in discussions with Party A, Party B, Party C, Party D, Party E and Party F, in addition to Eli Lilly, in 2019. The 14D-9 does not disclose when those discussions began, or when confidentiality agreements were entered into with those parties. In addition, the 14D-9 does not disclose which of these parties held meetings with the Company at the J.P. Morgan Healthcare Conference.

33. The 14D-9 also does not disclose the other parties Prevail was in discussions with as discussed at the Transaction Committee meeting on January 21, 2020, and whether those parties entered into confidentiality agreements with Prevail. Similarly, the 14D-9 does not disclose whether the “various biopharmaceutical companies” that held discussions with the Company throughout the spring and summer of 2020 differed from the ones as of January 21, 2020 and, if so, whether those parties entered into confidentiality agreements.

34. In August and September 2020, various members of Prevail’s management informed Eli Lilly that other parties were more advanced in their partnership agreement process and pressed Eli Lilly to be “prepared to move expeditiously.” On November 13, 2020, after weeks of negotiating a collaboration agreement, Eli Lilly offered to acquire the whole Company. The 14D-9 does not disclose whether members of management were aware that Eli Lilly was interested in acquiring the Company, or whether Eli Lilly had otherwise inform Prevail of its interest in an acquisition.

35. On November 14, 2020, Party B expressed its interest in an acquisition of Prevail. The next day, the confidentiality agreement between Party B and Prevail was amended. However, the 14D-9 does not disclose whether that amendment involved a standstill provision.

36. Finally Centerview, Prevail’s financial advisor, provided the Board with analyses and comparisons related to Eli Lilly’s proposals. The 14D-9 does not disclose these analyses, including the overview of Eli Lilly’s November 13, 2020 proposal and “comparison of the proposal to certain of the Company’s trading metrics” as discussed at the November 14, 2020 Board meeting; the overview of Eli Lilly’s November 25, 2020 proposal and the proposal from Party B, as well as the comparison of the proposals “relative to certain of the Company’s trading metrics” as discussed at the November 27, 2020 Board meeting; and the preliminary financial analyses of a potential transaction with Eli Lilly as discussed at the December 6, 2020 Board meeting.

37. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to the defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process. And without all material information, Plaintiff and the Prevail stockholders are unable to make a fully informed decision in connection with the Proposed Transaction and face irreparable harm, warranting the injunctive relief sought herein.

38. In addition, the Individual Defendants knew or recklessly disregarded that the 14D-9 omits the material information concerning the Proposed Transaction and contains the materially incomplete and misleading information discussed above.

39. Specifically, the Individual Defendants undoubtedly reviewed the contents of the 14D-9 before it was filed with the SEC. Indeed, as directors of the Company, they were required to do so. The Individual Defendants thus knew or recklessly disregarded that the 14D-9 omits the material information referenced above and contains the incomplete and misleading information referenced above.

40. Further, the 14D-9 indicates that on December 14, 2020, Centerview reviewed with the Board its financial analysis of the Merger Consideration and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion of the same date, to the effect that the Merger Consideration was fair, from a financial point of view, to Prevail stockholders. Accordingly, the Individual Defendants undoubtedly reviewed or were presented with the material information concerning Centerview’s financial analyses which has been omitted from the 14D-9, and thus knew or should have known that such information has been omitted.

41. Plaintiff and the other Prevail stockholders are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Plaintiff and the Company’s stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Against All Defendants for Violations of

Section 14(e) of the Exchange Act and Rule 14d-9

42. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

43. Defendants have filed the 14D-9 with the SEC with the intention of soliciting Prevail stockholder support for the Proposed Transaction. Each of the Individual Defendants reviewed and authorized the dissemination of the 14D-9, which fails to provide the material information referenced above.

44. In so doing, Defendants made materially incomplete and misleading statements and/or omitted material information necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors of Prevail, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e).

45. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading. . . .” 15 U.S.C. § 78n(e).

46. Specifically, and as detailed above, the 14D-9 violates Section 14(e) and Rule 14d-9 because it omits material facts concerning: (i) management’s financial projections; (ii) the value of Prevail shares and the financial analyses performed by Centerview in support of its fairness opinion; and (iii) the sales process.

47. Moreover, in the exercise of reasonable care, the Individual Defendants knew or should have known that the 14D-9 is materially misleading and omits material information that is necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the 14D-9 states that Centerview reviewed and discussed its financial analyses with the Board on December 14, 2020, and further states that the Board relied upon Centerview’s financial analyses and fairness opinion in connection with approving the Proposed Transaction. The Individual Defendants knew or should have known that the material information identified above has been omitted from the 14D-9, rendering the sections of the 14D-9 identified above to be materially incomplete and misleading.

48. The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the other Prevail stockholders, who will be deprived of their right to make an informed decision whether to tender their shares if such misrepresentations and omissions are not corrected prior to the end of the tender offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

49. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

50. The Individual Defendants acted as controlling persons of Prevail within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Prevail and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

51. Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiff to be misleading prior to the time the 14D-9 was filed with the SEC and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

52. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the 14D-9.

53. In addition, as the 14D-9 sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The 14D-9 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

54. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

55. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and against the Defendants jointly and severally, as follows:

A. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from filing any amendment to the 14D-9 with the SEC unless and until Defendants agree to include the material information identified above in any such amendment;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the 14D-9;

C. In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

D. Directing the Defendants to account to Plaintiff for all damages suffered as a result of their wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: January 12, 2021	ROWLEY LAW PLLC

S/ Shane T. Rowley
Shane T. Rowley (SR-0740)
Danielle Rowland Lindahl
50 Main Street, Suite 1000
White Plains, NY 10606
Tel: (914) 400-1920
Fax: (914) 301-3514
Email: srowley@rowleylawpllc.com
Email: drl@rowleylawpllc.com

Attorneys for Plaintiff

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